SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 3 October 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X         Form 40-F _____

Enclosures:

Announcement of transactions of directors of the company or directors of major subsidiaries of the company in securities of Sasol Limited dated 15 September 2006 to 29 September 2006
1. 15 September 2006
2. 26 September 2006
3. 29 September 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:

On 14 September 2006 Mr C P Buys, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transactions in Sasol ordinary shares:

a)
2 100 ordinary Sasol shares were bought by him in terms of the Sasol
Share Incentive Scheme for R42,30 per share for a total
consideration of R88 830,00; and
b)
2 100 ordinary Sasol shares which were held by Mr Buys were sold at a price of R235,70 per share and a total consideration of R494
970,00;

c)
2 600 ordinary Sasol shares were bought by him in terms of the Sasol
Share Incentive Scheme for R44,45 per share for a total
consideration of R115 570,00; and

d)
2 600 ordinary Sasol shares which were held by Mr Buys were sold at a price of R236,27 per share and a total consideration of R614
302,00;

e)
1 300 ordinary Sasol shares were bought by him in terms of the Sasol
Share Incentive Scheme for R57,50 per share for a total
consideration of R74 750,00; and
f)
1 300 ordinary Sasol shares which were held by Mr Buys were sold at a price of R236,50 per share and a total consideration of R307
450,00.

Mr Buys' interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by an Executive Director of the Company.

15 September 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
NOTICE OF GRANT OF SHARE OPTIONS

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce that the following directors of Sasol
Limited, the company secretary and directors of a major subsidiary, Sasol
Synfuels (Pty) Limited, were granted additional share options in terms of the Sasol Share Incentive Scheme "the Scheme" effective
14 September 2006 at an option offer price of R 232,38 per share (being the consideration payable by each participant for the shares). Approval for the individual allocations was given by the Trustees of the Sasol
Share Incentive Trust on 8 September 2006. Share options not accepted within one month will lapse.
Name                             Designation
Number of
option shares
granted
Nature of interest
L P A Davies Chief Executive 47 200 Direct beneficial
T S Munday
Deputy Chief Executive              33 700
Direct beneficial
J A Botha Director of Sasol
Synfuels (Pty) Limited
14 200 Direct beneficial
A de Klerk
Director of Sasol
Synfuels (Pty) Limited
11 700 Direct beneficial
N L Joubert Company Secretary 12 400 Direct beneficial
J A van der
Westhuizen
Director of Sasol
Synfuels (Pty) Limited
13 600 Direct beneficial
R van Rooyen
Director of Sasol
Synfuels (Pty) Limited
12 400 Direct beneficial
T Bates
Director of Sasol
Synfuels (Pty) Limited
8 600 Direct beneficial
C F Rademan
Director of Sasol
Synfuels (Pty) Limited
8 000 Direct beneficial
M W Rose
Director of Sasol
Synfuels (Pty) Limited
4 200 Direct beneficial
M Sieberhagen
Director of Sasol
Synfuels (Pty) Limited
7 100 Direct beneficial

In terms of the Scheme rules one third of the options vest on the second anniversary date of the grant, a further third on the fourth anniversary and the final third on the sixth anniversary.

15 September 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of the Company:
On 22 September 2006 Mr P V Cox, the Chairman of Sasol Limited, concluded the following transactions in Sasol ordinary shares:
g)
13 700 ordinary Sasol shares were bought by him in terms of the
Sasol Share Incentive Scheme for R89,50 per share for a total consideration of R1 226 150; and

h)
12 300 ordinary Sasol shares were bought by him in terms of the
Sasol Share Incentive Scheme for R111,20 per share for a total consideration of R1 367 760.

Mr Cox's interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chairman of the Audit
Committee of the Company.
26 September 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY THE COMPANY SECRETARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by the Company Secretary of Sasol:
On 28 September 2006 Dr N L Joubert, the Company Secretary of Sasol,
concluded the following transactions in Sasol ordinary shares:
i)
6 900 ordinary Sasol shares were bought by him in terms of the Sasol
Share Incentive Scheme for R25,10 per share for a total
consideration of R173 190; and

j)
6 900 ordinary Sasol shares which were held by Dr Joubert were sold at a price of R248,33 per share and a total consideration of R1 713
477.

Dr Joubert’s interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chairman of the Company.
29 September 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 3 October 2006
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary